[LOGO] CALYPTE
       BIOMEDICAL
       CORPORATION

                                                                   June 29, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306
Attention:   Russell Mancuso, Branch Chief

Re:   Calypte Biomedical Corporation
      Amendment No. 1 to Form S-3
      File No. 333-125051
      Request for Acceleration

Dear Mr. Mancuso:

Calypte Biomedical Corporation (the "Company") requests acceleration of the effectiveness of Amendment No. 1 to Form S-3, File No. 333-125051 (the "Registration Statement") to July 1, 2005 at 5:00 P.M. Eastern Standard Time or as soon as practical thereafter.

The Company acknowledges that the disclosure in the Registration Statement is its responsibility. The Company further acknowledges that:

      o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                                              Very truly yours,

                                              Calypte Biomedical Corporation


                                              /s/  Richard D. Brounstein
                                              Richard Brounstein
                                              Executive Vice President and
                                              Chief Financial Officer

cc:   Tom Jones, Securities and Exchange Commission, Examiner


                         Calypte Biomedical Corporation
               5000 Hopyard Road, Suite 480 | Pleasanton, CA 94588
                         925-730-7200 | fax 925-730-0146